UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934



                  LAMINATING TECHNOLOGIES, INC.
 -----------------------------------------------------------------
                        (Name of Issuer)

                  COMMON STOCK, $.01 PAR VALUE
 -----------------------------------------------------------------
                 (Title of Class of Securities)

                            513525105
                  -----------------------------
                         (CUSIP Number)

                          Steve Gorlin
                      150 Gulf Shore Drive
                            Suite 601
                     Destin, Florida  32541
                         (850) 654-7821
 -----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                             6/4/98
                  -----------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for all other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















































                          SCHEDULE 13D

                     CUSIP NO. 513525105

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     STEVE GORLIN
     ###-##-####

---------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /

     (b) / /
----------------------------------------------------------------

3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF
-----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS  2(d) or 2(e)

     / /
-----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
-----------------------------------------------------------------


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     302,000 SHARES

8    SHARED VOTING POWER
     0 SHARES

9    SOLE DISPOSITIVE POWER
     0 SHARES

10   SHARED DISPOSITIVE POWER
     0 SHARES



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,200,000 SHARES

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.45%

14   TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!








































                          SCHEDULE 13 D
                RELATING TO THE COMMON STOCK OF
                  LAMINATING TECHNOLOGIES, INC.


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock") of Laminating Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7730 Roswell Road, Atlanta, Georgia 30350-4862.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Steve Gorlin, a United
States citizen. The present principal occupation of Mr. Gorlin is a private investor. Mr. Gorlin's business address is 150 Gulf
Shore Drive, Suite 601, Destin, Florida, 32541.

     Mr. Gorlin has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) during the last five years.

     Mr. Gorlin was not a party to a civil proceeding of a judicial or administrative body as a result of which proceeding
Mr. Gorlin was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Gorlin purchased the shares with his personal assets;
such purchases were not effected with the proceeds of any borrowings.

ITEM 4.   PURPOSE OF TRANSACTION.

     The shares were originally purchased for the purposes of investing in the growth of the Issuer.

     Mr. Gorlin may purchase additional shares for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Prior to June 1, 1998, Mr. Gorlin owned 202,000 shares of the Common Stock. Since Mr. Gorlin's ownership of these stocks took effect before Laminating Technology, Inc. was publicly traded, he was not required to file a Schedule 13D. On June 1, 2, 3, and 4 of 1998, Mr. Gorlin purchased stock totaling 100,000 shares (24,000, 26,000, 5,540, and 44, 460 respectively). Upon the purchase on June 4, 1998 of 44,460 shares, Mr. Gorlin's purchases over a 12-month period exceeded 2% of the aggregate amount of beneficially owned shares. Therefore, he is required to file this Schedule 13D.

     Currently, Mr. Gorlin beneficially owns and has sole power to vote and dispose of 302,000 shares of Common Stock, constituting 9.45% of the total shares of Common Stock outstanding.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

































                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             June 12, 1998
                    ------------------------------
                                (Date)


                           /s/ Steve Gorlin
                    ------------------------------
                              (Signature)


                             Steve Gorlin
                    ------------------------------